Exhibit 99.1

CollPlant Targets New Aesthetic Market Driven by GLP-1 Weight-Loss Treatments

Next-generation rhCollagen-based technology aims to restore facial structure and skin quality in patients experiencing volume depletion linked to GLP-1 weight-loss therapies

REHOVOT, Israel February 17 2026 - CollPlant Biotechnologies (NASDAQ: CLGN), a regenerative and aesthetic medicine company developing innovative technologies and products based on its proprietary recombinant human collagen (rhCollagen), today announced the strategic positioning of its photocurable dermal filler platform to address facial volume loss associated with rapid weight reduction, including patients treated with GLP-1 therapies.

The expanding use of GLP-1 therapies for metabolic health and weight management has created a growing population experiencing loss of facial fat, skin laxity, and structural deflation - commonly referred to in the medical community as weight-loss-related facial volume depletion.

CollPlant’s photocurable dermal filler is designed to restore volume while providing a supportive regenerative matrix that integrates with surrounding tissue.

“Rapid weight loss can lead to significant facial volume depletion and skin quality changes,” said Yehiel Tal, Chief Executive Officer of CollPlant. “GLP-1 therapies are creating a new category of aesthetic indications. CollPlant’s photocurable filler technology was designed for structural tissue restoration - making it particularly relevant for patients experiencing rapid facial volume loss. Our photocurable rhCollagen-based filler platform is designed not only to restore facial contours, but also to provide a scaffold to support tissue regeneration and long-term structural improvement.”

Dr. Jason Bloom, a double board certified facial plastic surgeon, noted: “We are seeing a growing number of patients presenting facial volume depletion after significant weight loss, particularly those using newer metabolic therapies. Technologies that go beyond temporary filling and instead support tissue integration and regeneration could represent an important evolution in how we approach these cases.”

Next-Generation Regenerative Approach

Unlike traditional fillers that primarily provide passive volumization, CollPlant’s photocurable dermal filler technology is designed to provide immediate structural restoration, form a highly stable, crosslinked scaffold in situ using light activation, support tissue integration and potentially improve skin quality and elasticity over time. This approach may be particularly suited for patients experiencing facial fat atrophy following rapid weight reduction, midface deflation, loss of jawline definition, and skin laxity associated with accelerated metabolic changes.

Addressing a Rapidly Emerging Market Need

The rapid global adoption of GLP-1 therapies is driving increased demand for aesthetic solutions that address changes in facial structure following significant weight loss. Industry experts report growing interest in non-surgical treatments that restore volume while maintaining natural facial dynamics.

CollPlant believes its regenerative biomaterial platform positions the company to address this emerging clinical and aesthetic need.

Development Status and Strategic Vision

CollPlant is advancing its photocurable filler technology, which is in the preclinical stage, as part of its broader strategy to develop next-generation regenerative aesthetic solutions based on rhCollagen, including applications targeting age-related volume loss, skin regeneration, structural soft tissue restoration, and weight-loss-associated facial changes.

The company continues to evaluate clinical and commercial opportunities for its photocurable filler platform and plans to further explore its potential role in addressing evolving patient needs in the rapidly growing aesthetic medicine market.

About CollPlant

CollPlant is a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. The Company's products are based on its rhCollagen (recombinant human collagen) produced with CollPlant's proprietary plant-based genetic engineering technology. These products address indications for the diverse fields of tissue repair, aesthetics, and organ manufacturing, and are ushering in a new era in regenerative and aesthetic medicine.

In 2021, CollPlant entered into a development and global commercialization agreement for dermal and soft tissue fillers with Allergan, an AbbVie company, the global leader in the dermal filler market.

For more information about CollPlant, visit http://www.collplant.com.

Forward-Looking Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant's objectives plans and strategies, including its plans to address the GLP-1 weight loss market, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as "believes," "hopes," "may," "anticipates," "should," "intends," "plans," "will," "expects," "estimates," "projects," "positioned," "strategy" and similar expressions and are based on assumptions and assessments made in light of management's experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant's actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company's history of significant losses, its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; the Company's expectations regarding the costs and timing of commencing and/or concluding pre-clinical and clinical trials with respect to breast implants, tissues and organs which are based on its rhCollagen based BioInk and other products for medical aesthetics, and specifically the Company's ability to initiate its next large-animal study for its breast implants in a timely manner, or at all; the Company's or it strategic partners' ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen based bioink and medical aesthetics products or product candidates including, but not limited to acceptance of an application for marketing authorization review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company's rhCollagen based products, in 3D bioprinting and medical aesthetics; the Company's ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company's ability to establish and maintain strategic partnerships and other corporate collaborations, including its partnership with AbbVie and its ability to continue to receive milestone and royalties payments under the AbbVie agreement; the Company's reliance on third parties to conduct some or all aspects of its product development and manufacturing; the scope of protection the Company is able to establish and maintain for intellectual property rights and the Company's ability to operate its business without infringing the intellectual property rights of others; current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates, including, with respect to the ongoing war in Israel, projected capital expenditures and liquidity, changes in the Company's strategy, and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant are contained under the heading "Risk Factors" included in CollPlant's most recent annual report on Form 20-F filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant's current views with respect to future events, and CollPlant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

CollPlant:
Eran Rotem
Deputy CEO & CFO
+ 972-73-2325600
Eran@collplant.com